82-3322

GRASIM
ADITYA BIRLA GROUP

04036114

RECEIVED
2004 AUG 10 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 July, 2004

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459,
USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th June, 2004, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

encl : as above

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

dlw 8/10

GRASIM
ADITYA BIRLA GROUP

RECEIVED 2004 AUG 10

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED ON 30th JUNE 2004

Rs in Crores

	Three Months Ended 30th June 2004	Three Months Ended 30th June 2003	Year Ended 31st March 2004 (Audited)
Net Sales / Income from Operations	**1,517.08**	**1,163.42**	**5,233.27**
Other Income	16.26	21.06	180.34
Total Expenditure			
- Decrease / (Increase) in Stock	3.66	36.03	24.31
- Raw Material Consumed	423.36	274.05	1,372.49
- Purchases of Finished Goods	9.69	12.52	50.47
- Payment to & Provision for Employees	89.52	83.22	358.90
- Power & Fuel	239.48	201.70	889.01
- Freight , Handling & Other expenses	139.78	125.95	526.11
- Other Expenditure	181.49	164.43	717.01
Total Expenditure	**1,086.98**	**897.90**	**3,938.30**
Interest	32.89	39.08	153.88
Gross Profit	**413.47**	**247.50**	**1,321.43**
Depreciation	69.80	67.01	273.06
Profit before Exceptional Items and Tax	**343.67**	**180.49**	**1,048.37**
Profit/ (Loss) on Sale of Trade Investments	-	-	28.89
Profit before Tax Expense	**343.67**	**180.49**	**1,077.26**
Provision for Current Tax	(110.00)	(48.00)	(291.00)
Provision for Deferred Tax	(14.50)	(2.00)	(7.00)
Net Profit	**219.17**	**130.49**	**779.26**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*3,513.83*
Basic & Diluted EPS for the period (Rupees)	**23.90**	**14.23**	**84.99**

Notes:

1. The Hon'ble High Court of Bombay has approved the Scheme of Arrangement u/s 391 - 394 of the Companies Act,1956 between Larsen & Toubro Limited ("L&T") and UltraTech CemCo Limited ("UltraTech") with the Company and L&T Employees Welfare Foundation (the "Trust") as confirming parties.

   In terms of the Scheme , during July 2004 , the Company has -
   (a) Completed the Open Offer to acquire 30% equity (373.19 Lac shares) of UltraTech at Rs. 342.60 per share for an aggregate consideration of Rs. 1278.57 Crs.
   (b) Acquired 4.5% equity (55.98 Lac shares) of UltraTech from L&T at Rs.342.60 per share for an aggregate consideration of Rs. 191.78 Crs. Further a wholly owned subsidiary of the Company has also acquired 4% equity (49.76 Lac shares) of UltraTech from L&T at Rs. 342.60 per share for an aggregate consideration of Rs. 170.48 Crs.
   (c) Sold it's holding of 184.71 Lac shares of L&T (post demerger) to the Trust at Rs. 240 per share for an aggregate consideration of Rs. 443.31 Crs.

   The Company's equity stake in UltraTech together with that of its wholly owned subsidiary company now exceeds 50%.UltraTech has now become a subsidiary of the Company , and the Company has acquired management control of UltraTech.

2. Deferred Tax provided in current quarter includes Rs. 12.65 Crs. towards Deferred Tax Liability for past years on account of Education Cess of 2% proposed in the Finance (No. 2) Bill , 2004.

3. The Pulp & Fibre plants at Harihar were closed for 44 & 40 days respectively during this quarter due to intermittent shortage of water due to poor monsoon in FY-04. However, this did not have significant impact on the profitability for the quarter ended 30th June , 2004 as the Company's other VSF manufacturing facilities were operated at their maximum capacities to meet the total demand.

Cont. on Page 2

Cont. from Page 1

4. **Segments Reporting:**

Rs. in Crores

	Three Months Ended 30th June 2004	Three Months Ended 30th June 2003	Year Ended 31st March 2004 (Audited)
1. SEGMENT REVENUE			
a Fibre & Pulp	495.42	379.43	1,765.50
b Cement	682.33	573.70	2,419.91
c Sponge Iron	249.95	126.42	638.92
d Chemicals	72.47	53.53	295.37
e Textiles	52.42	52.04	241.95
f Others	-	0.01	0.03
TOTAL	1,552.59	1,185.13	5,361.68
(Less) : Inter Segment Revenue	(35.51)	(21.71)	(128.41)
Net Sales / Income from Operations	**1,517.08**	**1,163.42**	**5,233.27**
2. SEGMENT RESULTS			
a Fibre & Pulp	134.06	95.04	520.36
b Cement	127.66	68.42	295.66
c Sponge Iron	102.87	39.62	219.21
d Chemicals	7.57	6.68	58.37
e Textiles	(1.08)	(0.94)	(0.23)
f Others	(0.01)	(0.01)	(0.76)
TOTAL	371.07	208.81	1,092.61
Add / (Less) :			
Interest	**(32.89)**	**(39.08)**	**(153.88)**
Net Unallocable Income / (Expenditure)	5.49	10.76	109.64
Profit before Exceptional Items and Tax Expense	**343.67**	**180.49**	**1,048.37**
Profit/ (Loss) on Sale of Trade Investments	-	-	28.89
Profit Before Tax Expenses	**343.67**	**180.49**	**1,077.26**
3. CAPITAL EMPLOYED			
a Fibre & Pulp	795.72	826.04	825.05
b Cement	2,096.52	2,009.48	2,032.51
c Sponge Iron	502.45	483.95	488.50
d Chemicals	194.26	197.55	206.54
e Textiles	108.45	108.48	109.01
f Others	2.05	2.23	2.09
TOTAL	3,699.45	3,627.73	3,663.70
g Unallocated Corporate Capital Employed	3,212.82	2,193.89	2,644.86
TOTAL CAPITAL EMPLOYED	**6,912.27**	**5,821.62**	**6,308.56**

5. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

   Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   Cement - Grey & White Cement
   Sponge Iron - Sponge Iron
   Chemicals - Caustic Soda & Allied Chemicals
   Textiles - Fabrics & Yarn

6. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

7. During the quarter, total eight investor complaints were received , all of which have been attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

8. The above results have been taken on record at the meeting of the Board of Directors held on 28th July,2004.

9. The Limited Review, as required under clause 41 of listing agreement , has been completed and the related report is being submitted to concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 28th July , 2004

Shailendra K. Jain
Whole-time Director

LODHA & CO.
CHARTERED ACCOUNTANTS
12, Bhagat Singh Marg,
Gole Market,
New Delhi – 110 001.

G.P. KAPADIA & CO.
CHARTERED ACCOUNTANTS
Hamam House,
Ambalal Doshi Marg,
Hamam Street,
Mumbai – 400 023.

AUDITORS' REVIEW REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Limited for the Quarter ended on June 30, 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement."

For LODHA & CO.,
Chartered Accountants

NARENDRA LODHA
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Place Mumbai
Date 28th, July 2004.

Press Release Mumbai, July 28, 2004

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT OVERALL PERFORMANCE FOR Q1 FY 2005

Profit after Tax up by 68%

(Rs. Crores)

	Q1FY05	Q1FY04	% Change	FY 2004 (Audited)
Net Turnover	**1,517.1**	**1,163.4**	**30.4%**	**5,233.3**
PBIDT	**446.4**	**286.6**	**55.8%**	**1,475.3**
Interest	32.9	39.1	(-) 15.8%	153.9
Gross Profit	**413.5**	**247.5**	**67.1%**	**1,321.4**
Depreciation	69.8	67.0	4.2%	273.0
Profit before Taxes and Exceptional Items	**343.7**	**180.5**	**90.4%**	**1,048.4**
Total Tax Expenses	124.5	50.0	149.0%	298.0
Profit after Taxes	**219.2**	**130.5**	**68.0%**	**750.4 ***

** before exceptional items*

Grasim, the flagship Company of the Aditya Birla Group, has posted an excellent performance for the quarter ended 30th June 2004. The Company has recorded a significant increase on all the three major parameters – Turnover, Gross Profit and Net Profit. Turnover at Rs.1517 crores was higher by 30.4% over the corresponding quarter. Gross Profit rose by 67.1% at Rs.414 crores. Net Profit after total tax expenses was up by 68% at Rs.219 crores, despite a substantially higher tax provision.

The Company has attained an all round growth, with higher production, sales volumes and realizations in all of its major businesses.

Highlights of Grasim's operations:

		Q1FY05	Q1FY04	% Change	FY 2004
Production -					
Viscose Staple Fibre	M.T.	59712	39169	52%	221005
Cement	Mn. M.T.	3.00	2.91	3%	11.85
White Cement	M.T.	73228	67576	8%	310578
Sponge Iron	M.T.	176932	159741	11%	687272
Caustic Soda	M.T.	38318	27184	41%	157541
Sales Volumes -					
Viscose Staple Fibre	M.T.	60877	49278	24%	229110
Cement	Mn. M.T.	3.04	2.90	5%	11.96
White Cement	M.T.	70852	68943	3%	314819
Sponge Iron	M.T.	183459	156531	17%	676921
Caustic Soda	M.T.	38497	28886	33%	156967
Net Realisation -					
Viscose Staple Fibre	Rs./M.T.	77278	72700	6%	72269
Cement	Rs./M.T.	1933	1706	13%	1712
White Cement	Rs./M.T.	4966	5447	(-) 9%	5215
Sponge Iron	Rs./M.T.	12572	7811	61%	9188
Caustic Soda (ECU)	Rs./M.T.	16196	16087	1%	16338

VSF Business

The VSF business put up a stellar performance during the quarter. Capacity utilization was up at 95% on expanded capacity, as compared to 71% during the corresponding quarter of the last financial year. Sales volumes at 60,877 tons registered a growth of 24% over the corresponding quarter of the last financial year. Realisation at Rs.77,278 per ton rose by 6%, in line with the international VSF price trend. That despite the steep increase in input costs and a shut down of its Harihar Plant for nearly 40 days during the quarter due to acute water shortage, Grasim has posted such an impressive performance, is, indeed, laudable.

The Company continues to aggressively grow the VSF business through launching value added new products and application development. The VSF Research and Application Centre at Kharach, at an outlay of Rs. 27 crore, is progressing well. It will be operational by the end of the current year. The Centre is expected to contribute significantly in furthering the usage of VSF.

Cement Business

The Cement business has posted an impressive performance. Production at 3 Mn. Ton is up by 3% over the corresponding period of the last year. Sales volumes are higher by 5%, against the industry average growth of 2%. The realisation for the quarter grew by 13%, which has contributed to better operating profits.

The capital outlay currently on hand is in the region of Rs.122 crores. The implementation of ongoing modernization and capacity expansion through de-bottlenecking will help raise Grasim's cement capacity to 13.69 million tones by end–FY 2005.

The renewed focus of the Government on the infrastructure and housing sectors augurs well for the Cement Sector. The Company feels buoyant about its cement business.

Acquisition of Management control of UltraTech CemCo Ltd. (Demerged Cement Business of Larsen & Toubro Ltd.)

Grasim has, on 6th July, 2004, acquired a majority stake and management control in UltraTech CemCo Ltd., the demerged cement business of Larsen & Toubro Ltd. One of the largest of its kind in the cement sector, this acquisition positions Grasim as the world's 8th largest cement player, with a combined capacity in excess of 31 Mn. tonnes.

Sponge Iron Business

The Sponge Iron business posted an admirable performance. Production and Turnover at 1,76,932 tons and 1,83,459 tons are up by 11% and 17% respectively over the corresponding quarter of the previous year. Realisations surged by a whopping 61% to Rs.12,572 per MT, on the back of firm global scrap prices and strong domestic demand. But for the increased input cost due to higher usage of naptha and propane and higher price of pellets and iron ore, the performance of the business would have been even better.

The outlook for the Sponge Iron Business remains positive. While natural gas availability is expected to improve, its pricing still remains a concern.

Chemical Business

The Chemical Business turned in a fine performance. Capacity utilization stood at 80% as against 57% during the corresponding quarter of the last financial year, mainly due to adequate availability of water during this quarter. Sales volumes at 38,497 tons soared by 33%. The ECU realization was only marginally higher by 1% over the corresponding quarter. The division's focus on optimizing resource utilization and reducing costs through R&D and development of ancillary products should translate into enhanced growth and profitability.

Outlook

Given Grasim's expanded capacities, leadership status in its key business segments, strategic planning and prudent financial management, it is poised for a significant growth in the years ahead.

-o-O-o-